Shareholder Meeting Results
 (Unaudited)
February 27, 2014 special meeting
A proposal to approve a new management contract between the fund and Putnam Management was approved as follows:

Votes               Votes                Abstentions
for                 against
76,524,018          1,805,685            2,451,391

All tabulations are rounded to the nearest whole number.